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FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
------                                            WASHINGTON, D.C. 20549                             -------------------------------
                                                                                                      OMB Number          3235-0287
|_| Check this box if                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Expires:    December 31, 2001
    no longer subject                                                                                 Estimated average burden
    to Section 16.        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     hours per response........0.5
    Form 4 or Form 5           Section 17(a) of the Public Utility Holding Company Act of 1935       -------------------------------
    obligations may               or Section 30(f) of the Investment Company Act of 1940
    continue.  See
    Instruction 1(b)
(Print or Type Responses)
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1.Name and Address of Reporting Person*  2.Issuer Name AND Ticker or Trading Symbol  6.Relationship of Reporting Person(s) to Issuer
                                                                                                   (Check all applicable)
Kessock       Alan              E.         Ultimate Electronics, Inc. (ULTE)              X  Director             10% Owner
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 (Last)      (First)        (Middle)     3.IRS or Social Security  4.Statement for        X  Officer (give        Other (Specify
                                           Number of Reporting       Month/Year          --- title below)     ---         below)
                                           Person, if an entity
c/o Ultimate Electronics, Inc.             (Voluntary)                                   Senior Vice President--Finance, Chief
321 W. 84th Avenue, Suite A                                            12/00             Financial Officer, Treasurer, Secretary
-----------------------------------------                          ----------------------------------------------------------------
                (Street)                                           5.If Amendment,    7.Individual or Joint/Group Filing
                                                                     Date of Original   (Check applicable line)
                                                                     (Month/Year)         X  Form filed by One Reporting Person
Thornton        CO            80260                                                      ---
-----------------------------------------                                                    Form filed by More than One
(City)       (State)          (Zip)                                                      --- Reporting Person
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                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security    2.Trans-   3.Transaction  4.Securities Acquired (A)      5.Amount of        6.Ownership        7.Nature of
  (Instr. 3)             action     Code           or Disposed of (D)             Securities         Form:              Indirect
                         Date       (Instr. 8)     (Instr. 3, 4 and 5)            Beneficially       Direct (D) or      Beneficial
                                  ----------------------------------------------  Owned at End       Indirect (I)       Ownership
                         (Month/                                                  of Month           (Instr. 4)         (Instr. 4)
                         Day/       Code     V       Amount  (A) or    Price      (Instr. 3 and 4)
                         Year)                               (D)
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Common Stock,          12/5/00       M               9,563    A        $3.00
$.01 par value
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Common Stock,          12/5/00       M              10,437    A        $2.75
$.01 par value
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Common Stock,          12/5/00       S              20,000    D       $28.25       13,000                 D
$.01 par value

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                   Potential persons who are to respond to the collection of information
                                   contained in this form are not required to respond unless the form                         (Over)
                                   displays a currently valid OMB control number.                                    SEC 1474 (3-99)

FORM 4 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative  2. Conver-    3. Trans-   4. Trans-    5. Number of       6. Date Exer-   7. Title and Amount  8. Price
   Security                sion or       action      action       Derivative         cisable and     of Underlying        of
   (Instr. 3)              Exercise      Date        Code         Securities         Expiration      Securities           Deriv-
                           Price of                  (Instr. 8)   Acquired (A) or    Date            (Instr. 3 and 4)     ative
                           Deriv-        (Month/                  Disposed of (D)    (Month/Day/                          Secur-
                           ative         Day/                     (Instr. 3, 4,      Year)                                ity
                           Security      Year)                    and 5)                                                  (Instr. 5)
                                                  --------------------------------------------------------------------
                                                                                  Date     Expira-           Amount or
                                                    Code   V      (A)      (D)    Exer-    tion      Title   Number of
                                                                                  cisable  Date              Shares
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Option to Purchase         $3.00       12/05/00      M           9,563      D     Note 1   02/01/06  Common    9,563
Common Stock,                                                                                        Stock
$.01 par value                                                                                       $.01 par
                                                                                                     value
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Option to Purchase         $2.75       12/05/00      M          10,437      D     Note 2   02/01/07  Common   10,437
Common Stock,                                                                                        Stock
$.01 par value                                                                                       $.01 par
                                                                                                     value
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1. Title of Derivative     9. Number of         10. Ownership         11. Nature of
   Security                   Derivative            Form of               Indirect
   (Instr. 3)                 Securities            Derivative            Beneficial
                              Beneficially          Security:             Ownership
                              Owned at End          Direct (D) or         (Instr. 4)
                              of Month              Indirect (I)
                              (Instr. 4)            (Instr. 4)
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Option to Purchase              3,948                    D
Common Stock,
$.01 par value
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Option to Purchase              4,563                    D
Common Stock,
$.01 par value
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Explanation of Responses:

Note 1. These options were granted on January 31, 1997 as part of 73,511 options granted in exchange for the cancellation of options granted to Mr.
        Kessock in fiscal 1994, 1995, and 1996. These options vest and become in equal annual installments over the six years following the date of grant of the options for which they were exchanged.

Note 2. These options become exerciseable in four equal annual installments commencing February 3, 1998


                                                                                    /s/Alan E. Kessock            January 3, 2001
** Intentional misstatements or omissions of facts                                ----------------------------   ------------------
   constitute Federal Criminal Violations.                                             Alan E. Kessock                   Date
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this
form are not required to respond unless the form displays a currently valid OMB number.                                       Page 2